



# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

## Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **July 23, 2004**

| Commission File Number | Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number | IRS Employer Identification Number |
|---|---|---|
| 1-8841 | **FPL GROUP, INC.** | 59-2449419 |
| 1-3545 | **FLORIDA POWER & LIGHT COMPANY** | 59-0247775 |
| | 700 Universe Boulevard | |
| | Juno Beach, Florida 33408 | |
| | (561) 694-4000 | |

State or other jurisdiction of incorporation or organization: Florida

## Item 12.  Results of Operations and Financial Condition

On July 23, 2004, FPL Group, Inc. issued a press release announcing second quarter 2004 earnings for FPL Group, Inc. and Florida Power & Light Company.  A copy of the press release is attached as Exhibit 99, which is incorporated herein by reference.

| Exhibit No. | Description |
|---|---|
| 99 | FPL Group, Inc. Press Release dated July 23, 2004 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)

Date:  July 23, 2004

K. MICHAEL DAVIS
**K. Michael Davis**
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)